                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of May, 2001

                         COMMISSION FILE NUMBER: 1-7239










                                  KOMATSU LTD.
                 ...............................................
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  ............................................

                     Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.   Three company announcements made on May 7, 2001.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                KOMATSU LTD.
                                        -----------------------------
                                                 (Registrant)





Date:  May 7, 2001                  By: /s/  Masaru Fukase
                                        ------------------------
                                             Masaru Fukase
                                             Senior Executive Officer

 NEWS RELEASE

                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Public Relations Section
                                                    Tel: +81-3-5561-2616
                                                    0012(1689)
                                                    May 7, 2001
                                                    URL: http://www.komatsu.com/

             KOMATSU ANNOUNCES CONSOLIDATED RESULTS FOR FISCAL 2001
                           AND OUTLOOK FOR FISCAL 2002
--------------------------------------------------------------------------------
The accompanying consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America. Komatsu Ltd. posted consolidated net sales of (Yen)1,096.3 billion (US$8,701 million, at US$1=(Yen)126) for fiscal 2001 ended March 31, 2001, up 3.9% over the previous fiscal year. Operating income for the fiscal year advanced 60.6%, to (Yen)27.8 billion (US$221 million). Net income for the fiscal year declined 48.4%, to (Yen)6.9 billion (US$55 million).

                                                  Millions of yen and US dollar, except per share amounts
----------------------------------------------------------------------------------------------------------------
                                                              2001                 2000                 2001
----------------------------------------------------------------------------------------------------------------
      Net sales                                         (Yen)1,096,369       (Yen)1,055,654            $ 8,701
         Japan                                                 586,865              553,822              4,658
         Overseas                                              509,504              501,832              4,043
      Operating income                                          27,815               17,318                221
      Net income                                                 6,913               13,395                 55
      Net income per share --- Basic                       (Yen)  7.24        (Yen)   13.85       (cents) 5.75
----------------------------------------------------------------------------------------------------------------

1. Business Performance

Management Environment
----------------------

During the fiscal year under review, the Japanese economy accommodated some signs of moderate autonomous recovery centering on private-sector corporations in the first half period. In the last half period, however, signs of slowing capital investment coupled with reduced exports and industrial production made the Japanese economic mindset less positive. Overseas, the United States economy, which had maintained the record-high length of buoyancy, began to slow down. European economies remained strong in general, albeit with uncertainty of the depreciation of the euro. The recovery pace of overall Asian economies slowed down, leaving their uncertainty intact.

         Under such an environment, Komatsu Ltd. positioned the fiscal year under review as a year of further strides under the "G" to the 21/st/ mid-range management strategy (see page 8 for more information) and worked to improve performance.

         For its construction and mining equipment business, the Company completed the restructuring program for Japanese production initiated in 1998 with the closings of Tachikawa and Saitama plants of Komatsu Zenoah for consolidation of production at the Kawagoe Plant (formerly Kawagoe Plant of Komatsu). The Company also worked to expand its business domain by adding IT utilization to its competitive advantages of global sales, service and production networks, "Quality and Reliability"-backed brand power and in-house production of key components.

         Back on a recovery track, Komatsu's electronics business continued to facilitate differentiation of products and technologies. The Company also worked to promote operations designed to make effective and timely responses to drastic changes in the business environment.

         Komatsu also worked to reinforce its businesses where it can demonstrate its technological superiority, including sale of shares held in Komatsu Construction Co., Ltd., establishment of GIGAPHOTON INC. with USHIO INC. in the area of Excimer laser business, and acquisition of Hensley Industries, Inc., a U.S. manufacturer of parts and components for construction and mining equipment.

2. Business Results by Operation
Construction and Mining Equipment

Sales of construction and mining equipment for fiscal 2001 declined 3.9% from the previous fiscal year, to (Yen)718.1 billion (US$5,700 million), consisting of (Yen)305.5 billion (US$2,425 million), up 4.7% in Japan and (Yen)412.5 billion (US$3,274 million), down 9.5% outside of Japan.

         In fiscal 2001 under review, Japanese demand for construction equipment declined slightly, and Komatsu teamed up with its distributors and affiliated rental companies across the country and worked to expand earnings by effectively utilizing information networks for sales, rental and service. The Company concerted its efforts to step up sales of major products such as minimal rear-swing radius hydraulic excavators, large machines and equipment for environmental conservation, such as the mobile crusher/recycler series. The Company also focused on delivering value to customers by holding the Komatsu Management Strategy Seminar and through the E-KOMATSU Net for information and service provision on the Internet.

         In the area of Information Technology (IT) utilization, the Company continued to introduce the "KOMTRAX," a construction equipment operation management system designed to improve overall business efficiency of the rental business, to affiliated rental companies. The Company also developed new, original business models in fiscal 2001. Such initiatives include joint operation of a new service for construction equipment customers on the Internet with RICOH Co., Ltd. and a web site (www.anahori.com) dedicated to sales of mini excavators, the first one by the Japanese construction equipment manufacturing industry.

         In North America, while new construction investment expanded in 2000, new housing starts of the private sector declined from 1999. As a result, demand for construction equipment dropped for the second consecutive year. Komatsu shortened production lead-time considerably, restructured its distributor network and reinforced sales capability. However, North American sales decreased from the previous year.

         In Europe, while demand for construction equipment continued to grow, Komatsu companies carried out aggressive marketing and promoted further reorganization and reinforcement of their distributors. As a result, major European units of the Company registered improved sales on a local currencies basis. In response to the depreciated euro, Komatsu worked to secure earnings through further reduction of costs by expanding local procurement of parts and components and implementing rationalization measures, while expanding the product range for local production.

         In Southeast Asia, while demand for equipment began to recover, centering on the mining and forestry industries, recovery of overall demand remained delayed. As a result, sales of construction and mining equipment were about the same level from the previous year. Meanwhile, Komatsu made steady gains in sales in the infrastructure investment-driven Chinese market. In February 2001, Komatsu established Komatsu (China) Ltd. in Shanghai as regional headquarters to coordinate operations in China. With this regional headquarters, Komatsu is now better positioned to more effectively utilize the functions of its production, sales and service foundations built over the years and respond to the Chinese market with great potential for growth.

         Utility equipment business continued to expand sales from steady growth in North American and European demand. Sales growth was supported by brisk sales of backhoe loaders in North America where Komatsu launched full-scale sales of backhoe loaders two years ago. Komatsu has begun construction of a new plant for utility equipment in South Carolina, U.S.A. With an initial plan to launch production in 2002, Komatsu is well prepared to accelerate sales in this promising market.

         Mining equipment business saw some signs of recovery in demand for off-highway dump trucks against the backdrop of improved price for copper. However, this stopped short of full recovery for demand, leaving the difficult management environment in place.

         In the area of parts business for construction and mining equipment, Komatsu acquired Hensley Industries, Inc., a leading manufacturer of buckets, teeth and adapters for construction and mining equipment, in December 2000. With Hensley Industries in the Komatsu Group, Komatsu is positioned to expand a line-up of parts and supply their competitive products mainly in the North American market.

Electronics
-----------

Sales from the electronics business improved 30.3% over the previous fiscal year, to (Yen)117.7 billion (US$934 million). Komatsu Electronic Metals Co., Ltd. experienced a dramatic increase in demand for 200mm silicon wafers in the first half period of fiscal 2001 and falling demand in the second half period. Under such an environment, the company worked to improve quality of and technology development for 200mm silicon wafers in both Japan and Taiwan, while undertaking aggressive sales in Japan and overseas. The company also facilitated restructuring including reinforcement of the discrete wafer business and expanded efforts to reduce total costs and expand sales in order to improve profits. Formosa Komatsu Silicon Corporation, a joint-venture entity with a local partner, expanded its production facilities and accelerated sales to major customers, thereby establishing its solid presence in the Taiwanese market.

         Advanced Silicon Materials LLC. expanded sales over the previous year by focusing on sales of monosilane gas and monosilane gas-based, unique polycrystalline silicon against the backdrop of market growth. However, the company continued to face difficult conditions for earnings, including increased amortization of the Butte Plant as accompanied by its full-scale production.

         Meanwhile, Komatsu Electronics, Inc. made a significant gain in sales over the previous fiscal year by taking advantage of expanded demand for micro modules for use in fiber optic communication networks. To meet further growth in demand more flexibly, the company expanded production capacity with new facilities and reached an alliance agreement with Ferrotec Corporation, a competitive manufacturer of thermoelectric modules. The agreement centers on the production of micro modules by a Chinese subsidiary of Ferrotec.

         In the Excimer laser business, Komatsu established GIGAPHOTON INC., a 50-50 joint venture with USHIO INC. in August 2000. The joint venture engages in overall Excimer laser business, from research and development, production, and sales to service. Against the backdrop of an improved market supported by aggressive investment by semiconductor manufacturers, the company delivered the number of units at a rate higher than market growth and accomplished larger sales than initially planned.

Others
------

Sales of the industrial machinery, logistics and other businesses for fiscal 2001 increased 19.7% to (Yen)260.4 billion (US$2,067 million).

         With respect to the large press business, Komatsu expanded sales for the fiscal year with good sales of the WS-3TR series standard-type transfer press for manufacturers of automotive body components and sales to overseas automobile manufacturers for retrofitting their equipment. In the defense equipment business where Komatsu integrated development and production for improved efficiency, sales to Japan's Self Defense Agency remained strong. In the environmental business, the Company delivered three full-scale comprehensive recycling plants for construction wastes in Japan, developing a new business domain.

         Komatsu Forklift Co., Ltd., a consolidated subsidiary since this fiscal year, introduced renewed models of the "LEO Plus" engine-powered and battery-powered reach-type "AR" series. The company also promoted the "Proposal for Total Logistics" campaign to customers in fiscal 2001. While market demand increased in North America and Europe, the company expanded both sales and market share in the United States where it had reinforced its sales network. As a result, the company's sales and ordinary profits for the fiscal year improved over the previous fiscal year. Also during the fiscal year, the company built a cooperative global relationship with Linde AG of Germany in production and sales. Under this arrangement, Komatsu Forklift began sales of Linde-made forklift trucks in Japan and Linde's subsidiary launched production of Komatsu Forklift-brand trucks in Europe.

         Komatsu Industries Corporation, in charge of sheet metal forming machinery and small and medium-sized presses, posted profits for fiscal 2001 according to the restructuring plan undertaken since 1999. Also during the fiscal year, the company further reinforced the sales alliance with TRUMPF GmbH + Co. KG of Germany, expanded sales of TRUMPF-made products in Japan and embarked on supply of its "PAS" series AC servomotor-driven press brake models to TRUMPF by targeting U.S. and European markets.

3. Conditions of Consolidated Cash Flows

Net cash provided by operating activities for fiscal 2001 amounted to (Yen)69.9 billion (US$555 million), net cash used in investing activities to (Yen)35.1 billion (US$279 million), and net cash used in financing activities to (Yen)75.8 billion (US$602 million). As a result, cash and cash equivalents at the end of fiscal 2001 totaled (Yen)39.7 billion (US$316 million), down (Yen)40.7 billion (US$323 million) from the previous year.

4. Important Decisions Made or Important Facts during the Fiscal Year

Share Repurchase
----------------

In May 2000, Komatsu repurchased and retired 10 million par-value common shares by appropriating (Yen)6,341 million of retained earnings in compliance with "Article 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to the Procedures for Cancellation of Shares" of the Commercial Code of Japan.

Komatsu Soft Shares Transferred to Toyo Information Systems
-----------------------------------------------------------

As part of its efforts to strengthen involvement in IT, the Company has decided to establish a partnership relation with Toyo Information Systems Co., Ltd. in the area of core systems. In April 2000, the Company transferred 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems. As a result,

Komatsu Soft changed its status for the Company from a consolidated subsidiary to a company accounted for by the equity method.

Komatsu Forklift Becomes Consolidated Subsidiary
------------------------------------------------

To strengthen the relationship with Komatsu Forklift Co., Ltd., Komatsu converted Komatsu Forklift to a subsidiary in June 2000 by increasing its equity holding in Komatsu Forklift to 50.8% through such means as underwriting part of third-party allotment. In order to enhance competitiveness of the forklift truck business, earlier in February 2000, Komatsu and Komatsu Forklift had signed a basic agreement with Linde AG of Germany to establish a global cooperative relationship in the manufacture and sales of forklift trucks and related products. Now that Komatsu Forklift is its subsidiary, Komatsu is working to accelerate business expansion of the forklift truck business as part of the Komatsu Group. Komatsu is also working to reinforce the management base of Komatsu Forklift and improve their earnings.

(Ref.: Komatsu held 51.5% equity in Komatsu Forklift as of March 31, 2001.)

Excimer Laser Joint Venture Established with USHIO
--------------------------------------------------

In August 2000, Komatsu and USHIO INC. jointly established GIGAPHOTON INC. to engage in overall business of Excimer lasers used in lithography tools for semiconductor manufacturing. GIGAPHOTON is strategically positioned to integrate leading-edge technologies and superior production facilities owned by Komatsu and an industrial reputation for high reliability as well as sales and service networks built by USHIO. It is promoting integrated efficiency and speeding up development through technological synergy. While working to enhance its global competitiveness, GIGAPHOTON is aiming to launch new products sooner than competitors in its pursuit of the top global market share of Excimer lasers. GIGAPHOTON is accounted for by the equity method.

Komatsu Construction Shares Transferred to TAKAMATSU
----------------------------------------------------

In October 2000, Komatsu complied with a takeover bid by TAKAMATSU CORPORATION and transferred its equity shares in Komatsu Construction Co., Ltd. to TAKAMATSU. As a result, Komatsu Construction became a subsidiary of TAKAMATSU. By introducing the management know-how of TAKAMATSU with its strong earning power, Komatsu Construction should reinforce its management base through enhanced efficiency, and improve business performance. As a result of the transfer of shares, Komatsu is better positioned to concentrate its management resources on the mainstay business of construction and mining equipment for implementation of the growth strategy and other businesses in which the Company can maintain a technological edge in order to increase the corporate value of the Komatsu Group.

5. Outlook for Fiscal 2002

United States and European economies slowed down in the second half period of fiscal 2001, and the Japanese economy remained slack throughout fiscal 2001. In this light, there is a concern over sluggish economies prolonging worldwide in fiscal 2002. Under such an environment, Komatsu is going to deliver technology innovation-differentiated products and services to customers for their diversified expectations. To accomplish the goals of the "G" to the 21/st/ mid-range management strategy, the Company is determined to win the mega competition and ensure continued growth.

         In the construction and mining equipment business, the Company is going to secure earnings and new growth by undertaking regional and market-specific activities based on globalized operations it had established in different parts of the world. Transcending the boundaries of conventional business styles, the Company is committed to delivering total solutions that customers look for by deploying IT and expanding the environmental business.

         In the electronics and other businesses, the Company is going to focus its management resources on business areas where it can maintain a technological edge on a global scale in order to foster their business growth and improve profitability.

         For fiscal 2002 ending March 31, 2002, under the "G" to the 21/st/ strategy, the Company projects consolidated net sales of (Yen)1,120.0 billion and net income of (Yen)8.0 billion. Foreign exchange rates are premised at
(Yen)118 to US$1 and (Yen)108 to EUR1 for fiscal 2002.

6. Redistribution of Profits for Fiscal 2001 and 2002

         In accordance with its basic policy on redistribution of profits, Komatsu plans to set (Yen)3 cash dividends per share for fiscal year-end. The Company already paid (Yen)3 for interim cash dividends per share. Cash dividends of (Yen)6 per share are being planned for fiscal 2001. As a result, it is projected that the payout ratio for fiscal 2001 will be 79.4%.

         Similarly for fiscal 2002, the Company anticipates (Yen)3 each for interim and fiscal year-end cash dividends per share ((Yen)6 for fiscal 2002), based on its policy on redistribution of profits and projected business results.

                                Management Policy

Basic Management Policy
-----------------------

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services, which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of these mentioned above.

Mid- and Long-Range Management Strategy and Issues Ahead
--------------------------------------------------------

Last year, Komatsu launched the "G" to the 21/st/ mid-range management strategy for a period of three years, extending to fiscal year ending March 31, 2003, in which we have defined the future directions of the Company.

         The Company is determined to become a trusted partner for its customers by delivering smart solutions to their problems by leveraging its integrated strength and world-class technological expertise. The "G" to the 21/st/ strategy specifies the following four strategies.

1) New growth strategy for the construction and mining equipment business,
2) Reduction of environmental stress and expansion of environmental business,
3) Focused attention to businesses in which Komatsu can maintain a technological edge on a global scale, and 4) Attainment of competitive advantage by deploying IT or e-KOMATSU.

         While further facilitating its globalization, Komatsu will work to expand sales and profits by incorporating new perspectives of dynamic progress of IT and conservation of the natural environment and by emphasizing the new strategy for the construction and mining equipment business.

         With respect to environmental concerns, Komatsu has attained important results from sincere efforts to reduce environmental impact in production. Meanwhile, it should become a lucrative business opportunity for Komatsu when the Company delivers solutions to the environmental problems of its customers with its technologies and systems. By capitalizing on its previous achievements, the Company is going to aggressively expand the environmental business in the following three areas.

1) Environmentally harmonious products: Environment-related technology development (such as exhaust emission control, reduction of noise and vibration, engine systems for water-emulsion fuel) and remanufacturing (recycling of parts and components),
2) Construction equipment designed for environmental conservation (on-site recycling machinery such as mobile crusher/recycler series), and
3) Recycling plants for wastes.

         Use of IT not only brings about a higher efficiency in business and information sharing but also changes the way of doing business fundamentally. Komatsu offers networking advantages of our organizations and talented people. The Company demonstrates such advantages in research and development, marketing, customer support, as well as creativity, action and speedy teamwork worldwide. With its unique IT, the Company is well prepared to meet a diverse range of expectations of customers.

         Komatsu has celebrated its 80/th/ anniversary this year. Eighty years ago, Meitaro Takeuchi, Founder of Komatsu, identified the issues for the Company as "innovation of industrial technologies," the development of human resources to support the technology innovation, and an "advance into the international business arena." This founding spirit has been passed down to all Komatsu employees around the world in the form of DNA, driving the Company toward growth in this age of technology innovation and globalization. Komatsu will continue to bank upon these DNA and carry out self-initiated innovation of management and technologies to enrich its growth and prosperity.

Management Goals
----------------

Under the "G" to the 21/st/ mid-range management strategy, Komatsu has the following figures as management goals for the fiscal year ending March 31, 2003. In addition to net sales and income, the Company is going to emphasize redistribution of profits to its shareholders by working to build a sound and stable financial position. To this end, the Company has also set specific goals for ROE, ROA and free cash flows.

         The "G" to the 21/st/ is positioned as a point of transit for the Company to accomplish the goals of 10% for ROE and 8% for ROA as a must in the future. The Company is going to allocate its management resources to its core business of construction and mining equipment by translating the new growth strategy into action as well as other businesses where it can maintain its technological edge on a global scale. In this way, the

Company is determined to produce results.

                  Goals of the "G" to the 21/st/ (Consolidated Basis)
             ------------------------------------------------------------
                                                      2003
                                              Year ending March 31
             ------------------------------------------------------------
                Sales                           (Yen)1,180 billion

             ------------------------------------------------------------
                Operating income                   (Yen)84 billion

             ------------------------------------------------------------
                Net income                         (Yen)34 billion

             ------------------------------------------------------------
                Free cash flows                    (Yen)37 billion
             ------------------------------------------------------------
                ROE                                           6.5%
             ------------------------------------------------------------
                ROA                                           6.0%
             ------------------------------------------------------------
             Notes:    ROE = Net income / Shareholders' equity
                 ROA = Income before income taxes / Total assets



Basic Policy for Dividends
--------------------------

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratios into account and linking with business results, as it secures sufficient internal reserves for reinvestment.

     ------------------------------------------------------------------------
      Cautionary Statement
      The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as "will," "believes," "should," "projects" and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

         Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company's principal products, owing to changes in the economic conditions in the Company's principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.
     ------------------------------------------------------------------------

Consolidated Financial Highlights
(For fiscal years ended March 31, 2001 and 2000)

                                                                                        Millions of yen & US dollars
                                                                                            except per share amounts
  --------------------------------------------------------------------------------------------------------------------
                                                                                           Changes(2001-2000)
                                     2001                         2000                     Increase(Decrease)
                        ----------------------------------------------------------------------------------------------
                              Yen          Dollar                 Yen                     Yen                (%)
  --------------------------------------------------------------------------------------------------------------------
   Net sales               1,096,369           8,701            1,055,654                  40,715             3.9
      Japan                  586,865           4,658              553,822                  33,043             6.0
      Overseas               509,504           4,043              501,832                   7,672             1.5
  --------------------------------------------------------------------------------------------------------------------
   Income before              20,064             159               19,395                     669             3.4
    Income taxes
  --------------------------------------------------------------------------------------------------------------------
   Net income                  6,913              55               13,395                  (6,482)          (48.4)
  --------------------------------------------------------------------------------------------------------------------
   Net income
   per share
      Basic               (Yen) 7.24    (cents) 5.75         (Yen)  13.85            (Yen)  (6.61)              -
      Diluted                    ---             ---         (Yen)  13.76                     ---               -
  --------------------------------------------------------------------------------------------------------------------

Notes:
        1)    . Number of consolidated subsidiaries : 128 companies
              . Number of affiliated companies : 174 companies (including a parent company and 45 companies accounted for by the equity method)
        2) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for fiscal 2001 at the rate of (Yen)126 to $1, the approximate rate of exchange at March 31, 2001.
        3) The diluted net income per share computations for fiscal 2001 were not disclosed because of anti-dilutive effect.

Financial Position
(As of March 31, 2001 and 2000)

-------------------------------------------------------------------------------------------------------------
                                                                 2001                        2000
-------------------------------------------------------------------------------------------------------------
Total assets (Millions of yen)                                 1,403,195                  1,375,280
-------------------------------------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)                           474,257                    490,454
-------------------------------------------------------------------------------------------------------------
Equity ratio (%)                                                    33.8                       35.7
-------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                              497.12                     507.26
-------------------------------------------------------------------------------------------------------------

Projections for FY2002
(From April 1, 2001 to March 31, 2002)

                                                                                         Millions of yen
-------------------------------------------------------------------------------------------------------------
                                  Net sales          Income before income taxes             Net income
-------------------------------------------------------------------------------------------------------------
The first half of FY2002             550,000                     8,000                          3,500
-------------------------------------------------------------------------------------------------------------
The entire FY2002                  1,120,000                    21,000                          8,000
-------------------------------------------------------------------------------------------------------------

                           Consolidated Balance Sheets
                         (As of March 31, 2001 and 2000)

                                                                                                 Millions of yen
                                                       ------------------------------------------------------------------
                                                              2001                  2000                 Changes
                                                                                                    Increase(Decrease)
-------------------------------------------------------------------------------------------------------------------------
                                                               (A)                  (B)                  (A)-(B)
Assets
Current assets:

  Cash and cash equivalents                              (Yen)    39,760       (Yen)     80,476        (Yen)  (40,716)
  Time deposits                                                    1,110                    915                   195
  Trade notes and accounts receivable                            394,658                368,452                26,206
  Inventories                                                    255,801                209,089                46,712
  Other current assets                                            94,799                 93,347                 1,452
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                             786,128                752,279                33,849
-------------------------------------------------------------------------------------------------------------------------
Investments                                                       95,179                150,982               (55,803)
-------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
 Less accumulated depreciation                                   438,795                397,534                41,261
-------------------------------------------------------------------------------------------------------------------------
Other assets                                                      83,093                 74,485                 8,608
-------------------------------------------------------------------------------------------------------------------------
 Total                                                         1,403,195              1,375,280                27,915
-------------------------------------------------------------------------------------------------------------------------
 Liabilities and Shareholders' Equity
Current liabilities:

   Short-term debt (including current                            230,137                214,970                15,167
      Maturities of long-term debt)
   Trade notes and accounts payable                              209,526                184,624                24,902
   Income taxes payable                                           11,598                 12,792                (1,194)
   Other current liabilities                                     131,634                118,376                13,258
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                        582,895                530,762                52,133
-------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                            296,776                324,195               (27,419)
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                                49,267                 29,869                19,398
-------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Common stock                                                   67,870                 68,370                  (500)
   Capital surplus                                               117,418                117,366                    52
   Retained earnings                                             321,217                325,914                (4,697)
   Accumulated other                                             (29,204)               (19,590)               (9,614)
      Comprehensive income (*)
   Treasury stock                                                 (3,044)                (1,606)               (1,438)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity - net                                 474,257                490,454               (16,197)
=========================================================================================================================
Total                                                    (Yen) 1,403,195       (Yen)  1,375,280        (Yen)   27,915
=========================================================================================================================

                                                       ------------------------------------------------------------------
                                                              2001                  2000                 Changes
                                                                                                    Increase(Decrease)
-------------------------------------------------------------------------------------------------------------------------
(*)Accumulated other comprehensive income:

 Foreign currency translation adjustments                    (Yen)  (29,340)       (Yen)   (39,724)     (Yen)  10,384
 Net unrealized holding gains on securities available                 7,249                 23,467            (16,218)
 for sale
 Pension liability adjustments                               (Yen)   (7,113)       (Yen)    (3,333)     (Yen)  (3,780)

                        Consolidated Statements of Income
              (For the fiscal years ended March 31, 2001 and 2000)

                                                                                                   Millions of yen
                                                       ---------------------------------------------------------------------
                                                            2001                2000                    Changes
                                                                                                  Increase(Decrease)
----------------------------------------------------------------------------------------------------------------------------
                                                             (A)                (B)            (A)-(B)                %
Revenues

  Net sales                                            (Yen) 1,096,369    (Yen) 1,055,654    (Yen)  40,715           3.9
  Interest and other income                                     30,718             55,857          (25,139)
----------------------------------------------------------------------------------------------------------------------------
Total                                                        1,127,087          1,111,511           15,576           1.4
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses

  Cost of sales                                                804,700            796,820            7,880
  Selling, general and administrative expenses                 263,854            241,516           22,338
  Interest expense                                              22,194             24,392           (2,198)
  Other expense                                                 16,275             29,388          (13,113)
----------------------------------------------------------------------------------------------------------------------------
Total                                                        1,107,023          1,092,116           14,907           1.4
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interests, and             20,064             19,395              669           3.4
      equity in earnings
----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                    13,715              9,950            3,765
----------------------------------------------------------------------------------------------------------------------------
Minority interests in income (losses) of consolidated              179                (88)             267
      subsidiaries - net
----------------------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliated companies - net                   385              4,038           (3,653)
============================================================================================================================

Net income                                             (Yen)     6,913    (Yen)    13,395    (Yen)  (6,482)        (48.4)
============================================================================================================================

Note: Komatsu's comprehensive income (loss) consists of net income, change in foreign currency translation adjustments, change in net unrealized holding gains on securities available for sale, and change in pension liability adjustments. Comprehensive income (loss) for the years ended March 31, 2001 and 2000 were (2,701) million yen and 1,241 million yen, respectively.

                    Consolidated Statements of Cash Flows
               (For fiscal years ended March 31, 2001 and 2000)

                                                                                Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                                                      2001                         2000
--------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        (Yen)  69,976                (Yen)   34,224
--------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                    (35,142)                       18,880
--------------------------------------------------------------------------------------------------------------------
Net cash used in financial activities                                  (75,863)                      (61,565)
--------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash
equivalents                                                                313                         1,636
--------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                              (40,716)                       (6,825)
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                            80,476                        87,301
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           (Yen)  39,760                (Yen)   80,476
--------------------------------------------------------------------------------------------------------------------

                              Business Information

1. Information by Business Unit

(1) Sales and Operating Profit (Loss)

    (For fiscal years ended March 31, 2001 and 2000)

                                                                                                  Millions of yen
------------------------------------------------------------------------------------------------------------------------
                                                 2001                                           2000
                           ---------------------------------------------------------------------------------------------
                                              Operating         Margin                       Operating       Margin
                                 Sales       Profit(Loss)         %             Sales       Profit(Loss)        %
------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment               725,547          22,203           3.1          760,132         28,489          3.7
------------------------------------------------------------------------------------------------------------------------
Electronics                     118,237           2,887           2.4           90,415         (9,839)       (10.9)

For reference purpose
only:
  Komatsu Electronics
  Metals (Note 2)                78,525           5,813           7.4           63,862         (3,331)        (5.2)
------------------------------------------------------------------------------------------------------------------------
Others                          309,698           6,450           2.1          277,654          1,171          0.4

For reference purpose
only:
  Komatsu Forklift (Note 3)     104,649           1,894           1.8              ---            ---          ---

  Industrial machinery
  Segment (Note 3)               38,260             245           0.6           33,785         (1,719)        (5.1)
------------------------------------------------------------------------------------------------------------------------
         Subtotal             1,153,482          31,540           2.7        1,128,201         19,821          1.8
------------------------------------------------------------------------------------------------------------------------
Corporate &
 Elimination                    (57,113)         (3,725)          ---          (72,547)        (2,503)         ---
------------------------------------------------------------------------------------------------------------------------
           Total              1,096,369          27,815           2.5        1,055,654         17,318          1.6
------------------------------------------------------------------------------------------------------------------------

  Notes: 1) Sales amount of each business unit includes inter-unit transactions.
         2) Public information of an electronic segment company, Komatsu Electronic Metals Co., Ltd., is disclosed based on Japanese standard for consolidation purpose. These public information are disclosed solely for convenience and do not include elimination within the same business unit segment.
         3) Public information of Komatsu Forklift Co., Ltd., a company that belongs to others segment, is disclosed based on Japanese standard for consolidation purpose. These public information are disclosed solely for convenience and do not include elimination within the same business unit segment. Also, information concerning industrial segment is disclosed as part of others.

(2) Assets, Depreciation, and Capital Expenditures

                                                                                                  Millions of yen
-------------------------------------------------------------------------------------------------------------------------
                                                 2001                                          2000
                           ----------------------------------------------------------------------------------------------
                              As of Mar.     For the fiscal year ended       As of Mar.     For the fiscal year ended
                              31, 2001             Mar. 31, 2001             31, 2000             Mar. 31, 2000
-------------------------------------------------------------------------------------------------------------------------
                               Assets       Depreciation       Capital         Assets       Depreciation     Capital
                                                 and        Expenditures                        and        Expenditures
                                            Amortization                                    Amortization
-------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment               868,611          32,317          47,380         672,031         32,166         37,989
-------------------------------------------------------------------------------------------------------------------------
Electronics                     240,592          20,210          16,476         231,317         20,860         13,089
-------------------------------------------------------------------------------------------------------------------------
Others                          254,960          11,388          15,454         231,989          8,474          6,650
-------------------------------------------------------------------------------------------------------------------------
         Subtotal             1,364,163          63,915          79,310       1,135,337         61,500         57,728
-------------------------------------------------------------------------------------------------------------------------
Corporate &
 Elimination                     39,032             ---             ---         239,943            ---            ---
-------------------------------------------------------------------------------------------------------------------------
         Total                1,403,195          63,915          79,310       1,375,280         61,500         57,728
-------------------------------------------------------------------------------------------------------------------------

Note: In fiscal 2001 and 2000, the Company recorded impairment losses on assets in the electronics segment.

2. Geographic Information

(1) Net Sales Recognized By Sales Destination

    (For fiscal years ended March 31, 2001 and 2000)

                                                Millions of yen
---------------------------------------------------------------------------
                                          2001                      2000
---------------------------------------------------------------------------
 Japan                                   586,865                   553,822
---------------------------------------------------------------------------
 Americas                                241,091                   242,609
---------------------------------------------------------------------------
 Europe                                  126,479                   123,633
---------------------------------------------------------------------------
 Asia (excluding Japan)                  117,136                    99,558

 And Oceania
---------------------------------------------------------------------------
 Middle East and Africa                   24,798                    36,032
---------------------------------------------------------------------------
 Consolidated net sales                1,096,369                 1,055,654
---------------------------------------------------------------------------


(2) Net Sales Recognized By Geographic Origin and Long-lived Assets

                                                                                                 Millions of yen
----------------------------------------------------------------------------------------------------------------------
                                       2001                                               2000
                ------------------------------------------------------------------------------------------------------
                  As of Mar. 31,     For the fiscal year ended       As of Mar. 31,    For the fiscal year ended
                       2001                Mar. 31, 2001                  2000               Mar. 31, 2000
                ------------------------------------------------------------------------------------------------------
                    Net Sales             Long-lived Assets             Net Sales           Long-lived Assets
----------------------------------------------------------------------------------------------------------------------
    Japan             662,025                   320,194                 615,580                   277,693
----------------------------------------------------------------------------------------------------------------------
    U.S.A             241,745                   139,132                 245,002                   134,991
----------------------------------------------------------------------------------------------------------------------
    Europe            112,257                     9,664                 114,742                     9,032
----------------------------------------------------------------------------------------------------------------------
    Others             80,342                    32,670                  80,330                    26,087
----------------------------------------------------------------------------------------------------------------------
    Total           1,096,369                   501,660               1,055,654                   447,803
----------------------------------------------------------------------------------------------------------------------

3. Information by Region

(1) Sales and Operating Profit (Loss)

    (For fiscal years ended March 31, 2001 and 2000)

                                                                                          Millions of yen
---------------------------------------------------------------------------------------------------------------
                                         2001                                         2000
                      -----------------------------------------------------------------------------------------
                          Sales         Operating       Margin                       Operating       Margin
                                       Profit(Loss)       %            Sales           Profit          %
---------------------------------------------------------------------------------------------------------------
    Japan                 804,670         29,253          3.6          759,149            955          0.1
---------------------------------------------------------------------------------------------------------------
    Americas              252,376         (2,302)        (0.9)         253,991         12,354          4.9
---------------------------------------------------------------------------------------------------------------
    Europe                125,808          5,945          4.7          129,407          4,284          3.3
---------------------------------------------------------------------------------------------------------------
    Others                 83,557            364          0.4           84,715          2,202          2.6
---------------------------------------------------------------------------------------------------------------
         Subtotal       1,266,411         33,260          2.6        1,227,262         19,795          1.6
---------------------------------------------------------------------------------------------------------------
Corporate &
 Eliminations            (170,042)        (5,445)         ---         (171,608)        (2,477)         ---
---------------------------------------------------------------------------------------------------------------
           Total        1,096,369         27,815          2.5        1,055,654         17,318          1.6
---------------------------------------------------------------------------------------------------------------

Note: Sales amount of each region segment includes inter-segment transactions.


(2) Assets

   (As of March 31, 2001 and 2000)

                                                                         Millions of yen
-------------------------------------------------------------------------------------------------
                                     2001                                    2000
                      ---------------------------------------------------------------------------
                            Assets            Ratio(%)              Assets           Ratio(%)
-------------------------------------------------------------------------------------------------
    Japan                   1,030,872            73.5                941,282           68.4
-------------------------------------------------------------------------------------------------
    Americas                  343,967            24.5                289,123           21.0
-------------------------------------------------------------------------------------------------
    Europe                     83,389             5.9                 73,560            5.4
-------------------------------------------------------------------------------------------------
    Others                     98,057             7.0                 83,760            6.1
-------------------------------------------------------------------------------------------------
            Subtotal        1,556,285           110.9              1,387,725          100.9
-------------------------------------------------------------------------------------------------
Corporate &
 Eliminations                (153,090)          (10.9)               (12,445)          (0.9)
-------------------------------------------------------------------------------------------------
            Total           1,403,195           100.0              1,375,280          100.0
-------------------------------------------------------------------------------------------------

4. Overseas Sales
(1) Fiscal year ended March 31, 2001

                                                                             Millions of yen
-----------------------------------------------------------------------------------------------------
                                   Americas           Europe            Others            Total
-----------------------------------------------------------------------------------------------------
Overseas sales                       241,091            126,479           141,934         509,504
-----------------------------------------------------------------------------------------------------
Consolidated net sales                   ---                ---               ---       1,096,369
-----------------------------------------------------------------------------------------------------
Ratio of overseas sales to              22.0%              11.5%             12.9%           46.5%
consolidated net sales
-----------------------------------------------------------------------------------------------------


(2) Fiscal year ended March 31, 2000

                                                                           Millions of yen
-----------------------------------------------------------------------------------------------------
                                   Americas           Europe            Others            Total
-----------------------------------------------------------------------------------------------------
Overseas sales                       242,609            123,633           135,590         501,832
-----------------------------------------------------------------------------------------------------
Consolidated net sales                   ---                ---               ---       1,055,654
-----------------------------------------------------------------------------------------------------
Ratio of overseas sales to              23.0%              11.7%             12.8%           47.5%
consolidated net sales
-----------------------------------------------------------------------------------------------------

Note: Overseas sales represent the sales of the Company and its consolidated subsidiaries to areas other than Japan.

                         Consolidated Sales by Operation

                (For fiscal years ended March 31, 2001 and 2000)

----------------------------------------------------------------------------------------------------------------------
                                              2001                        2000                      Changes
                                                                                              Increase (Decrease)
                                   -----------------------------------------------------------------------------------
                                    (Yen) Million    Ratio(%)   (Yen) Million  Ratio(%)    (Yen) Million     (%)
----------------------------------------------------------------------------------------------------------------------
Construction          Japan            305,593        27.9         291,804       27.6          13,789         4.7
                      ------------------------------------------------------------------------------------------------
& Mining              Overseas         412,554        37.6         455,843       43.2         (43,289)       (9.5)
                      ------------------------------------------------------------------------------------------------
Equipment                              718,147        65.5         747,647       70.8         (29,500)       (3.9)
----------------------------------------------------------------------------------------------------------------------
Electronics           Japan             74,455         6.8          62,530        5.9          11,925        19.1
                      ------------------------------------------------------------------------------------------------
                      Overseas          43,290         3.9          27,805        2.6          15,485        55.7
                      ------------------------------------------------------------------------------------------------
                                       117,745        10.7          90,335        8.6          27,410        30.3
----------------------------------------------------------------------------------------------------------------------
Others                Japan            206,817        18.8         199,488       18.9           7,329         3.7
                      ------------------------------------------------------------------------------------------------
                      Overseas          53,660         5.0          18,184        1.7          35,476       195.1
                      ------------------------------------------------------------------------------------------------
                                       260,477        23.8         217,672       20.6          42,805        19.7
----------------------------------------------------------------------------------------------------------------------
Total                 Japan            586,865        53.5         553,822       52.5          33,043         6.0
                      ------------------------------------------------------------------------------------------------
                      Overseas         509,504        46.5         501,832       47.5           7,672         1.5
                      ------------------------------------------------------------------------------------------------
                                     1,096,369       100.0       1,055,654      100.0          40,715         3.9
----------------------------------------------------------------------------------------------------------------------

                              Financial Instruments
                         (As of March 31, 2001 and 2000)

1. Derivative Financial Instruments

                                                                                                           Millions of Yen
     ----------------------------------------------------------------------------------------------------------------------------
                                                                       2001                                 2000
                                                       --------------------------------------------------------------------------
                                                        Contract,    Carrying    Estimated    Contract,  Carrying    Estimated
                                                         Notional     Amounts    Fair Value   Notional    Amounts    Fair Value
                                                         Amounts                               Amounts
     ----------------------------------------------------------------------------------------------------------------------------
     Foreign exchange contracts and
     option contacts                                        7,941          25         (367)      9,559         96          133

        FY 2000
          Purchase of foreign currencies
           the equivalent of yen        19,196
          Sale of foreign currencies
           the equivalent of yen        28,755

        FY 2001
          Purchase of foreign currencies
           the equivalent of yen        28,528
          Sale of foreign currencies
           the equivalent of yen        33,074
          Option contracts (Purchased)
           the equivalent of yen         3,395

     Interest rate swap, currency swap and
      Interest rate cap agreements                        295,448        (738)        (564)    250,615         45       14,704
     ----------------------------------------------------------------------------------------------------------------------------


     2. Marketable Securities

                                                                                                    Millions of yen
     ---------------------------------------------------------------------------------------------------------------------
                                                                        2001                           2000
     ---------------------------------------------------------------------------------------------------------------------
     Investment Securities available for sale
        Marketable equity securities
          Cost                                                          39,876                         61,239
          Fair value                                                    54,574                        105,393
          Gross unrealized holding gains                                14,698                         44,154

        Marketable debt securities
          Cost                                                             965                            110
          Fair value                                                       965                            118
          Gross unrealized holding gains                                     0                              8

     ---------------------------------------------------------------------------------------------------------------------

                   Financial Highlights of the Parent Company

   The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For fiscal years ended March 31, 2001 and 2000)                                        Millions of yen & US dollars
                                                                                            except per share amounts
--------------------------------------------------------------------------------------------------------------------
                                 2001                         2000                         Changes(2001-2000)
                                                                                           Increase(Decrease)
                     -----------------------------------------------------------------------------------------------
                          Yen          Dollar                 Yen                         Yen                (%)
--------------------------------------------------------------------------------------------------------------------
Net sales                430,270         3,414               441,423                      (11,153)           (2.5)
      Domestic           283,148         2,247               281,029                        2,118             0.8
      Overseas           147,122         1,167               160,393                      (13,271)           (8.3)
--------------------------------------------------------------------------------------------------------------------
Operating income          14,181           112                12,912                        1,269             9.8
--------------------------------------------------------------------------------------------------------------------
Ordinary income           11,281            89                 9,936                        1,345            13.5
--------------------------------------------------------------------------------------------------------------------
Net income                 7,222            57                13,612                       (6,390)          (46.9)
--------------------------------------------------------------------------------------------------------------------
Earnings per
           Share
    Basic             (Yen) 7.52   (cent) 5.97           (Yen) 14.05                  (Yen)( 6.53)            ---
    Diluted                  ---           ---           (Yen) 13.95                          ---             ---
--------------------------------------------------------------------------------------------------------------------

Notes:     1) The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2001 at the rate of(Yen)126 to $1, the approximate rate of exchange at March 31, 2001.
           2) The average numbers of shares for fiscal 2001 and 2000 are as follows:
              Fiscal 2001: 960,181,975
              Fiscal 2000: 968,921,701
           3) The diluted earnings per share computations for fiscal 2001 were not dilutive.

Dividends

(For fiscal years ended March 31, 2001 and 2000)
----------------------------------------------------------------------------------------------------
                                                               2001                          2000
----------------------------------------------------------------------------------------------------
Cash dividends per share (yen)
per annum                                                      6.00                          6.00
----------------------------------------------------------------------------------------------------

Financial Position

(As of March 31, 2001 and 2000)
----------------------------------------------------------------------------------------------------
                                                               2001                          2000
----------------------------------------------------------------------------------------------------
Total assets ((Yen) million)                                  765,446                    746,871
----------------------------------------------------------------------------------------------------
Shareholders' equity ((Yen) million)                          473,794                    469,167
----------------------------------------------------------------------------------------------------
Equity ratio (%)                                                 61.9                       62.8
----------------------------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                           494.09                     484.22
----------------------------------------------------------------------------------------------------

Note: The numbers of shares issued and outstanding as of the end of fiscal 2001 and 2000 are as follows:
         Fiscal 2001: 958,921,701
         Fiscal 2000: 968,921,701

Sales by Operation
(For fiscal years ended March 31, 2001 and 2000)

                                                                                              Increase (Decrease)
--------------------------------------------------------------------------------------------------------------------
                                                                                                  Changes
                                              2001                       2000                   (2001-2000)
                                   ---------------------------------------------------------------------------------
                                   (Yen) million      Ratio(%)  (Yen) million    Ratio(%)   (Yen) million    (%)
--------------------------------------------------------------------------------------------------------------------
Construction        Domestic           221,757         51.5        221,538        50.2            219        0.1
                    ------------------------------------------------------------------------------------------------
& Mining            Overseas           139,177         32.3        153,853        34.9        (14,676)      (9.5)
                    ------------------------------------------------------------------------------------------------
Equipment                              360,935         83.9        375,392        85.0        (14,457)      (3.9)
--------------------------------------------------------------------------------------------------------------------
Electronics         Domestic             8,484          2.0         11,195         2.5         (2,710)     (24.2)
                    ------------------------------------------------------------------------------------------------
                    Overseas                58          0.0            ---         ---             58        ---
                    ------------------------------------------------------------------------------------------------
                                         8,542          2.0         11,195         2.5         (2,652)     (23.7)
--------------------------------------------------------------------------------------------------------------------
Others              Domestic            52,906         12.3         48,296        10.9          4,610        9.5
                    ------------------------------------------------------------------------------------------------
                    Overseas             7,886          1.8          6,540         1.5          1,346       20.6
                    ------------------------------------------------------------------------------------------------
                                        60,792         14.1         54,836        12.4          5,956       10.9
--------------------------------------------------------------------------------------------------------------------
Total               Domestic           283,148         65.8        281,029        63.7          2,118        0.8
                    ------------------------------------------------------------------------------------------------
                    Overseas           147,122         34.2        160,393        36.3        (13,271)      (8.3)
                    ------------------------------------------------------------------------------------------------
                                       430,270        100.0        441,423       100.0        (11,153)      (2.5)
--------------------------------------------------------------------------------------------------------------------

Projection for FY2002
 (From April 1, 2001 to March 31, 2002)

                                                                                                 Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                           Net Sales               Ordinary Income                  Net Income
--------------------------------------------------------------------------------------------------------------------
The first half of FY2002                     200,000                     6,000                         4,000
--------------------------------------------------------------------------------------------------------------------
The entire FY2002                            430,000                    14,000                         8,000
--------------------------------------------------------------------------------------------------------------------

NEWS RELEASE
                                                  Komatsu Ltd.
                                                  2-3-6 Akasaka, Minato-ku,
                                                  Tokyo 107-8414, Japan
                                                  Public Relations Section
                                                  Tel: +81-3-5561-2616
                                                  May 7/th/, 2001
                                                  URL: http://www.komatsu.com/

ANNOUNCEMENT OF CHANGE OF TOP MANAGEMENT
----------------------------------------
Please be advised that Komatsu's Board of Directors has resolved the change of its representative directors as follows:

1) The newly appointed are:

  -----------------------------------------------------------------------------------------------------------
                 Name                               New Post                           Present Post
  -----------------------------------------------------------------------------------------------------------
  Satoru Anzaki                              Chairman of the Board              President
  -----------------------------------------------------------------------------------------------------------
  Masahiro Sakane                            President                          Executive Vice President
  -----------------------------------------------------------------------------------------------------------

     * According to this change, Tetsuya Katada, present Chairman of the Board, will assume the position of Counselor.

2) Curriculum Vitae
Title: Chairman of the Board
Name:  Satoru Anzaki
-------------------
  Date of Birth:    March 3rd, 1937
  Education:        Graduated from Hitotsubashi
                    Faculty of Sociology in 1959
Faculty of Economics in 1961
----------------------------
  Business Career:  June 2001                   Chairman of the Board
                    June 1995 - June 2001       President
                    June 1991 - June 1995       Executive Managing Director
                    November 1988 - June 1991   Managing Director
                    March 1985 - November 1988  Director
                    April 1961                  Joined Komatsu Ltd.

Title:  President
  Name:             Masahiro Sakane
  Date of Birth:    January 7/th/, 1941
  Education:        Graduated from Osaka City University
                    Faculty of Engineering in 1963
  Business Career:  June 2001                   President
                    June 1999 - June 2001       Executive Vice President
                    June 1997 - June 1999       Executive Managing Director
                    June 1994 - June 1997       Managing Director
                    November 1990 -June 1994    COO of Komatsu Dresser Company
                              (Currently, Komatsu America International Company)
                    June 1989 - October 1990    Director
                    April 1963                  Joined Komatsu Ltd.
3) Appointment Date
   On June 27/th/, 2001, after the annual shareholders' meeting.

NEWS RELEASE
                                             Komatsu Ltd.
                                             2-3-6 Akasaka, Minato-ku,
                                             Tokyo 107-8414, Japan
                                             Public Relations Section
                                             Tel: +81-3-5561-2616
                                             0013(1690)
                                             May 7, 2001
                                             URL: http://www.komatsu.com/


Stock Option Scheme and Acquisition of Own Shares
-------------------------------------------------

Komatsu Ltd. presents the following notification of the decision made at its Board of Directors meeting held on May 7, 2001, to propose a stock options scheme and to acquire its own shares in order to carry out the stock options scheme. The implementation of this decision by the Board of Directors is conditional on approval of the proposal at the 132nd regular general meeting of the shareholders to be held on Wednesday, June 27, 2001.

Comments
1. Description of the Share Acquisition
---------------------------------------
   (1) Type of shares to be acquired:                 par value common shares
   (2) Total number of shares to be acquired:         1.1 million shares
   (3) Total value of the share acquisition
       price ceiling:                                 1.0 billion yen

2. Outline of the Transfer
--------------------------
   (1) Subjects of the Transfer
       The subjects of the transfer shall include all current members of the Board of Directors as of the 132nd general meeting (7 persons), 18 of Executive Officers, 1 of Global Financial Officer and 6 of Global Officers as of the 132nd general meeting, and those employees who hold a rank equivalent to director (15 persons), based on the Company's compensation system, and who are in office as of the 132nd general meeting.

   (2) Number of Shares to be Transferred
       A total of 410 thousand shares to the above-mentioned 7 directors and a total of 690 thousand shares to the above-mentioned 40 officers and employees, amounting to a combined total of 1.1 million shares, shall be transferred. A breakdown of the number of shares to be transferred is given on the attachment.

   (3) Value of Shares to be Transferred
       The value of the shares to be transferred shall be the average closing value, multiplied by 1.05, of the Company's par value common shares averaged over every business day of the month on the Tokyo Stock Exchange (with the exception of days on which the Stock Exchange was closed) prior to the month in which the grant of right was made (figures under one yen shall be counted as one yen). However, the closing value on the date of the grant of right may not be lower than the above average.

       If the Company issues new shares at a price that is lower than the stock split or the market price (excluding cases in which the right exercised involves the conversion of a convertible bond or a subscription right), the transfer price shall be adjusted according to the following formula (figures under one yen shall be counted as one yen).

                                                       No. of new shares issued x amount paid per share
                           No. of existing shares +  ------------------------------------------------------
                                                       Price prior to stock split or issuance of new shares

Transfer price
after adjustment = transfer price prior adjustment  x ---------------------------------------------------
                                                       No. of existing shares + increased no. of shares
                                                           due to stock spilt or issuance of new shares

(4) Method of Transfer

     The "Contract Granting the Right to Demand the Transfer of Shares of the Company's Stock Valued at a Certain Amount to be Set" (hereinafter the "Grant Contract") shall be in accordance with the provisions stipulated in sub-paragraph 3, paragraph 2, section 2 of Article 210 of the Commercial Code of Japan. The Grant Contract shall be concluded between the Company and the Subjects of the Transfer, in accordance with the previously mentioned decisions of the general meeting of the shareholders and decisions to be made in the future by the Board of Directors.

(5) Term of Exercise of Right

   The term of exercise of right shall be from August 1, 2002, to July 31, 2007. In cases in which the grantee of the right dies prior to the end of the term of the exercise of the right, the right of exercise shall pass to the successor (heir) of the decedent; however, the right may only be exercised within a period not longer than 24 months from the date of death of the decedent, notwithstanding the previous provisions.

(6) Conditions on the Right of Exercise

   1) The grantee of the right may exercise this right according to the provisions of the Grant Contract even after the grantee loses his/her position as a director of the Company, an officer, or an employee. In cases in which the grantee of the right dies, the successor of the grantee may exercise this right according to the provisions of the Grant Contract.
   2) It will be impermissible to transfer or pledge the right granted.
   3) Any other conditions governing the exercise of rights shall be in accordance with the provisions of the Grant Contract.


3. Reasons for Transfer
-----------------------
     To further raise the enthusiasm and morale of the Company's directors, officers and employees, thereby improving its business results.

4. Others
---------

     If it is not possible for the Company to acquire "the total number of shares to be acquired" at the "total value of the share acquisition price," then the Company shall be empowered, at the decision of the Board of Directors, to reduce "the total number of shares to be acquired" and the "number of shares to be transferred."

                                                                           (end)

Attachment

     Individuals Eligible for Stock Options & the Number of Shares to be Transferred

1. Members of the Board of Directors in office at the time of the 132nd General Shareholders' Meeting (7 persons)

    Satoru Anzaki          80,000 shares      Kazuhiro Aoyagi     60,000 shares
    Masahiro Sakane        80,000 shares      Kunio Noji          40,000 shares
    Toshitaka Hagiwara     70,000 shares      Tetsuya Katada      20,000 shares
    Koji Ogaki             60,000 shares

2. Executive Officers, Global Financial Officer, Global Officers, and employees at the rank of director-equivalent according to the Company's compensation system, at the time of the 132nd General Shareholders' Meeting (40 persons)

    Naomi Anesaki          60,000 shares      Masatsugu Nagatomo  10,000 shares
    Kunihiko Komiyama      40,000 shares      Tetsuya Nakayama    10,000 shares
    Hisashi Wada           40,000 shares      Takeyuki Sakata     10,000 shares
    Teruo Nakahara         40,000 shares      Masayuki Satou      10,000 shares
    Shuji Sugi             20,000 shares      Yasuo Suzuki        10,000 shares
    Susumu Isoda           20,000 shares      Yuzo Suzuki         10,000 shares
    Teruo Nagayasu         20,000 shares      Tashiro Takeda      10,000 shares
    Kanetake Nakatani      20,000 shares      Tetsuo Takiguchi    10,000 shares
    Yuzo Tsumura           20,000 shares      Kanenobu Yoshida    10,000 shares
    Masahiro Yoneyama      20,000 shares
    Shigeki Fujimori       20,000 shares
    Munenori Nakao         20,000 shares
    Yuji Watanabe          20,000 shares
    Kenji Kinoshita        20,000 shares
    Makoto Nakamura        20,000 shares
    Hiroshi Suzuki         20,000 shares
    Mamoru Hironaka        20,000 shares
    Masao Fuchigami        20,000 shares
    Keith Sheldon          20,000 shares
    Junro Kawanabe         10,000 shares


    Yoshinori Komamura     10,000 shares
    Kenichi Nakamura       10,000 shares
    Teruaki Noda           10,000 shares
    Yoshitaka Ohmura       10,000 shares
    Toshiji Onuma          10,000 shares
    Yoshio Funabiki        10,000 shares
    Kanichi Kadotani       10,000 shares
    Akifumi Katsushima     10,000 shares
    Toshiyuki Kawaguchi    10,000 shares
    Yasuo Kimura           10,000 shares
    Yoshito Maeyama        10,000 shares